

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2011

<u>Via U S Mail and FAX [(908) 277-8078]</u>

Mr. Timothy M. Ring
Chief Executive Officer
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974

> **Re:** **C. R. Bard, Inc.**
> **Form 10-K for the fiscal year ended**
> **Filed on February 24, 2011**
> **File No. 001-06926**

Dear Mr. Ring:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please response to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-3</u>

<u>Liquidity and Capital Resources, page II-9</u>

1. If significant to an understanding of your liquidity, in future filings please clarify the amount of cash and investments held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. Also, address the potential tax implications of repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

<u>Critical Accounting Policies and Estimates, page II-11</u>

<u>Impairment of Long-Lived Assets, page II-13</u>

2. With a view toward disclosure in future filings, please tell us whether, based on your most recent testing, you have any reporting units at risk of failure of step one of the goodwill impairment model. To the extent you have one or more reporting units at risk of failing step one of the goodwill impairment testing model, in future filings, please quantify the amount of goodwill associated with those reporting units, describe the methods, models and key assumptions used to test the reporting units for potential impairment, describe the degree of uncertainty associated with key assumptions and clarify the extent to which fair value exceeded carrying value as of the date of the most recent test.

<u>Item 8. Financial Statements</u>

<u>Note 1. Significant Accounting Policies, page II-26</u>

<u>Goodwill and Other Intangible Assets, page II-28</u>

3. We see that goodwill is approximately 19% of your reported assets. Accordingly, in future filings please expand to more specifically describe how you test goodwill for impairment. In that regard, please describe the two-step impairment testing model and disclose when you perform your annual impairment testing.

Note 4. Income Taxes, page II-33

4. You disclose that undistributed earnings of foreign subsidiaries totaling $1.3 billion are permanently reinvested outside of the U.S. Accordingly, in future filings please also disclose the amount of the unrecognized deferred tax liability or clarify, if true, that determination of the liability is not practical, including a statement regarding why determination is not practical. Refer to FASB ASC 740-30-50-2c.

Note 11. Commitments and Contingencies, page II-41

5. We see discussion of several contingencies related to product liabilities and other matters. We also see that you have disclosed the aggregate amount accrued for these contingencies. Please tell us how your disclosure also considers the guidance from FASB ASC 450-20-50-4b. In that regard, if it is reasonably possible that a loss or additional loss has been incurred beyond the amount accrued, an entity should also disclose the possible range of loss or make a statement that such estimate cannot be made. Refer also to the similar guidance in SAB Topic 5-Y.

6. Please tell us whether any of the recorded insurance recoveries as of December 31, 2010 are being contested; and if so, how your disclosures consider the guidance from footnote 58 of SAB Topic 5-Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Gary R. Todd, Reviewing Accountant at (202) 551-3605 if you have questions regarding our comments. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief